POINTS INTERNATIONAL LTD.

www.points.com

Annual Information Form

March 7, 2007

Information presented herein is current as of December 31, 2006, unless otherwise indicated. All dollar amounts are in Canadian dollars unless otherwise indicated.

- i -

- ii -

The following Annual Information Form ("AIF") of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2006 and with the Corporation's 2005 audited consolidated financial statements. Further information, including Points' Management Discussion and Analysis ("MD&A") for the year ended December 31, 2006, may be accessed at www.sedar.com or www.sec.gov. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified.

FORWARD-LOOKING STATEMENTS

This AIF contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, our guidance for 2007 with respect to revenue, EBITDA, and our objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections and other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation's expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, estimates or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are set forth herein, including under "Risks and Uncertainties", and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Readers are cautioned that forward-looking statements are not guarantees of future performance.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as required by law.

Points International Ltd.

INTRODUCTION

Points International Ltd. (herein referred to as "Points International" or the "Corporation") is a corporation existing under the Canada Business Corporations Act ("CBCA"). The address of the principal office of the Corporation is 800 - 179 John Street, Toronto, Ontario M5T 1X4.

The Corporation was initially incorporated under the Business Corporations Act (Alberta) on January 5, 1999 under the name Sportek Systems Inc. Pursuant to Certificates of Amendment dated February 2, 1999 and April 16, 1999, respectively, the Corporation changed its name to Sports Technologies Group Inc. ("STGI") and amended its articles to remove its private company restrictions.

By way of Articles of Amendment dated February 10, 2000, STGI's name was changed to Exclamation International Incorporated. The Corporation was then continued from the Business Corporations Act (Alberta) to the Business Corporations Act (Ontario) ("OBCA") on February 17, 2000. The Articles of Continuance were amended on December 20, 2001, June 27, 2002, April 10, 2003 to, respectively, add a new series of preferred shares designated the "Series One Preference Share," to change the Corporation's name to "Points International Ltd.," and to authorize two new series of preferred shares designated the "Series Two Preferred Share," and "Series Three Preferred Share."

Effective November 10, 2004, the Corporation was continued from the OBCA to the CBCA. As part of the continuance, the Corporation amended its Articles to remove the provisions relating to the "Series A Preferred Shares," to remove the provision disallowing the directors to appoint one or more additional directors between annual general meetings, and to remove the provision restricting meetings of shareholders to the City of Toronto and anywhere in Alberta. On April 14, 2005, the Articles of Continuance of the Corporation were amended to authorize two new series of preferred shares designated the "Series Four Preferred Share" and "Series Five Preferred Share."

In connection with the continuance to the CBCA, the Corporation repealed its then existing bylaws and adopted by-laws that conform to CBCA requirements.

Points International Ltd.

SUBSIDIARIES

At December 31, 2006, the Corporation had the following subsidiaries:

Points International Ltd. (Canada)	100%

	16.4%(1)	Points.com Holdings Inc. (Ontario)	Points International (UK) Ltd. (United Kingdom)	Points International (US) Ltd. (Delaware)

		83.6%(1)
Points.com Inc. (Ontario)

Note:

(1)     Points.com has outstanding options and warrants exercisable for Points.com common shares. The Corporation owns, directly or indirectly, 100% of the outstanding common shares of Points.com. On a fully-diluted basis, the Corporation owns 84.1% of common shares of Points.com. If the holders of Points.com shares, acquired through the exercise of stock options, put their shares to the Corporation, the Corporation would own 89.7% of Points.com on a fully diluted basis.

Subsequent to year end, 413,473 options for Points.com common shares were exercised and the shares put to Corporation. As at the date of this AIF, on a fully-diluted basis, the Corporation owns 85.1% of common shares of Points.com.

The Points.com warrants expire on April 1, 2007. If the warrants expire unexercised, the Corporation will own 100% of Points.com on a fully diluted basis.

For additional information see page 35, "Outstanding Share Data" of the Corporation's 2007 MD&A.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

On April 11, 2003, IAC/InterActiveCorp, through its wholly-owned subsidiary Points Investments, Inc. ("PII"), made a $15.1 million strategic investment in the Corporation (the "IAC/InterActiveCorp Investment"). Under the IAC/InterActiveCorp Investment, the Corporation issued one convertible preferred share, the Series Two Preferred Share and warrants (the "PII Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into up to 24,028,016 Common Shares, subject to certain anti-dilution adjustments. The PII Warrants, which were exercisable to acquire up to 55% of the common shares of the Corporation (the "Common Shares") (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and/or Series Four Preferred Share (described below), expired unexercised on April 11, 2006.

Under an investor's rights agreement entered into on the closing of the IAC/InterActiveCorp Investment (the "Investor's Rights Agreement"), IAC/InterActiveCorp and its affiliates had various rights, including pre-emptive rights in connection with further issuances of shares, matching rights for change of control transactions, approval rights over certain material transactions and rights to board and board committee representation. The Investor's Rights Agreement expired on April 11, 2006.

Points International Ltd.

As a result of the expiration of the PII Warrants, on April 12, 2006 the Corporation's then outstanding (i) $6 million 8% Unsecured Convertible Debentures automatically converted into approximately 18.9 million Common Shares and (ii) Series One Preferred Share automatically converted into one Common Share.

On March 31, 2004, the Corporation acquired the assets of MilePoint, Inc. (the "MilePoint Acquisition"), a loyalty program technology provider and operator, for $3.5 million in cash and four million Common Shares.

On April 4, 2005, IAC/InterActiveCorp, through a wholly-owned subsidiary, made a second investment of $3.45 million in the Corporation (the "IAC/InterActiveCorp Additional Investment"). Under the IAC/InterActiveCorp Additional Investment, the Corporation issued one convertible preferred share, the Series Four Preferred Share. As at the date hereof, the Series Four Preferred Share is convertible, for no additional consideration, into up to 5,411,434 Common Shares, subject to certain anti-dilution adjustments.

On April 10, 2005, the Corporation launched a new Web site incorporating some important changes designed to improve consumers' ability to manage their loyalty program assets. The new Points.com Web site represents a major enhancement in the relationship with both loyalty program partners and the consumer as it presents consumers with a personalized view of their loyalty program universe.

Through this personalized view, Points.com is able to help consumers release more value from their favourite programs and "Get More Rewards, Faster™." This is accomplished by adding new mile- and point-management tools, such as ways to join new loyalty programs ("Join"), purchase ("Buy", "Gift"), earn ("Earn"), transfer ("Share") and exchange ("Swap") miles or points in their favourite programs and to shop ("Redeem") with the program currencies that they have accumulated. In addition, the system will use consumers' unique reward program information to suggest ("Suggest" or the "Suggestions") ways to Join, Buy, Gift, Earn, Share, Swap and Redeem their loyalty program currencies most effectively. In February 2006, Suggestions technology was introduced to the Web site and in November 2006, the Suggestions technology was extended into the marketing email field, allowing the Corporation to target consumers on an individual, rather than group, basis.

As a result of these changes, the Points.com loyalty program management portal provides a more comprehensive and engaging consumer experience. The Earn, Buy and Share and Redeem functionality have added new revenue streams to the Points.com business model to complement the Swap functionality.

In accordance with Canadian generally accepted accounting principles and the Canadian Institute of Charted Accountants ("CICA") handbook, Sections 3061 and 3062, Web site development costs incurred in the Web site application and infrastructure development associated with the latest version of Points.com have been capitalized. For additional information, see the Corporation's Management's Discussion and Analysis ("MD&A"), "General and Administrative

Points International Ltd.

Expenses," page 22, "Property, Plant and Equipment," page 30 and "Capital Resources - Planned Capital Expenditures" page 34.

The Corporation has also initiated important changes in the Points.com Business Solutions (described below) business. In 2006, the Corporation, in conjunction with partners, deployed its first private branded club product and its first auction products. See page 7, "Status of New Products" for additional information.

During 2006, significant enhancements were made to the Points.com Business Solutions product platform which are expected to shorten future implementation timelines, optimize ongoing support costs and facilitate increased transactions for partners. Specifically, it is anticipated that these platform enhancements will enable the Points.com Business Solutions to scale significantly the number of products and partners implemented with minimal impact on the number of resources required for development, deployment and ongoing support.

DESCRIPTION OF THE BUSINESS

The Corporation had only one operating segment, the Points Solutions, in each of 2006 and 2005.

Core Business – Points Solutions

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer loyalty program management portal, and a suite of Points.com Business Solutions available to loyalty program operators. The Corporation's business is primarily conducted over the Internet (other than functions such as customer support), allowing its two primary customers (loyalty program operators and loyalty programs' consumers) to be virtually anywhere in the world.

Points Solutions accounted for 98% ($12.02 million) of the Corporation's revenues in 2006 and 94% ($9.43 million) in 2005. The remaining 2% and 6%, respectively, are attributed to interest income.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online loyalty program management portal. At Points.com, consumers can Buy, Gift, Earn, Share, Swap and Redeem miles and points with some of the world's leading loyalty programs and retail partners.

As at December 31, 2006, Points.com had partnered with 32 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 19 gift certificate or retail partners.

For more information on the development of new technology for Points.com, see "General Development of the Business - Three-Year History" herein.

Points International Ltd.

Points.com Business Solutions

At December 31, 2006, the Corporation had 84 Points.com Business Solutions products in the marketplace. The Points Business Solutions products installed include 69 products and 15 Partner Integration add-ons among the five Integrate Partners (see page 18 of the Corporation's MD&A, "Points.com Business Solutions Growth" for more information).

Points.com Business Solutions include the following suite of technologies:

Buy and Gift – facilitates the online sale and gift of miles, points and other loyalty program currencies;

Transfer – facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

Corporate – facilitates the sale of loyalty program currencies to corporate customers;

Elite – facilitates the online sale of elite-tier status to members of loyalty programs;

AirIncentives – facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

Systems Design – custom applications developed for select large loyalty program partners; and

Integrate – functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

Specialized Skill and Knowledge

The Corporation currently employs six executive officers and has undertaken a search to replace one open position on the executive officer team. These managers possess over 35 years of aggregate loyalty experience, have managed large loyalty program sales organizations and built large loyalty technology systems. The success of the Corporation is dependent upon the experience of such key personnel and loss of such personnel could adversely affect the Corporation's business, operations and prospects.

In addition, the Points Solutions are a proprietary technology. As a result, the Corporation is also dependent upon its ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of key employees could adversely affect the Corporation's business, operations and prospects.

Points International Ltd.

Competitive Conditions

Several indirect competitors are currently in the market with limited product offerings. Other Internet Web sites that offer financial and account aggregation and management (e.g., MileageManager) are potential competitors. These indirect and potential competitors currently offer a product similar to the Corporation's "Balance Tracker," but do not offer any of the transaction options available on Points.com, such as, Swap, Earn and Buy. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation must compete with a wide range of companies that seek to provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to be competitive and operate as a viable business.

Companies such as IBM Ltd. and Sabre Inc. ("Sabre") (a leading provider of technology for the travel industry) are potential competitors for Points.com's services. Sabre in particular has greater resources and more extensive relationships with airlines, although a significant investment in time and resources would be required to develop offerings similar to those offered by Points.com.

Points.com has established mutually beneficial relationships with potential competitors. In 2002, Points.com and Sabre entered into a formal agreement that has resulted in the Points Solutions being marketed internationally to airline loyalty programs by Sabre. Sabre focuses on international markets, working in complement with Points.com's business development team, which focuses on North American markets, through Points.com and Points International (US) Ltd., and on international markets through Points International (UK) Limited. With operations in 45 countries, Sabre's marketing network has global reach and has established relationships with major loyalty programs. Sabre is working with the Corporation to establish relationships with several prospects.

Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Status of New Products

On August 15, 2006, Points announced an exclusive agreement with Travelocity® to develop "Book with Points," a new product that lets loyalty-program members use miles and points from their various reward programs to directly book travel services. "Book with Points" will allow loyalty program members access to Travelocity's online booking engine and purchase the travel reward with points or miles, exactly as if they were purchasing the travel with cash. This new agreement continues and expands the relationship between Points and Sabre Holdings™ (owner of Travelocity) that began in 2002 with a strategic relationship with the Sabre Airlines Solutions division. Design work on "Book with Points" will begin in the second quarter of 2007, and the first phase of the product is expected to launch early in the second quarter of 2007.

Points International Ltd.

On August 9, 2006, the Corporation announced the launch of the TrAAvel Perks®, a new travel program developed by American Airlines and Points for members of American's AAdvantage® program. The TrAAvel Perks program provides AAdvantage® rewards program members with special benefits and offers that help them save time and money when they travel. The TrAAvel Perks® program is a membership-fee-based program powered by the Corporation. The newly launched Web site, www.TrAAvelPerks.com, describes the benefits of membership, lists the discounts and promotional rules and includes a special, limited-time introductory membership offer.

In the second quarter of 2006, Points and Truition collaborated on launching the Priority Club® Rewards online auction site. Priority Club Rewards is the guest loyalty program for InterContinental® Hotels Group (IHG) family of brands, including InterContinental®, Crowne Plaza®, Hotel Indigo®, Holiday Inn, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. The auction site was created to allow Priority Club members to use program points to bid on unique Major League Baseball experiences and merchandise.

Intangible Property

Points.com holds five trademark registrations in Canada and four U.S. trademark registrations.

The proprietary technology used in the business is owned by Points.com, and Points.com has prepared two patent applications. The first patent application, entitled the "Apparatus and Method of Facilitating the Exchange of Points Between Selected Entities," has been filed in and is still pending in each of the Canadian Patent Office and the U.S. Patent and Trademark Office (U.S.P.T.O.), while the second patent application, entitled "Apparatus and Method of Distributing and Tracking the Distribution of Incentive Points," has been filed in and is still pending in each of the Canadian Patent Office, the U.S.P.T.O. and the Australian Patent Office.

In addition, as part of the MilePoint Acquisition, the Corporation acquired two patent applications: "Loyalty Program Tracking and Conversion System," which has been filed in and is still pending in the U.S.P.T.O.; and "Loyalty Currency Vending System" (a Continuation-in-Part of the previous MilePoint patent application) has been filed in and is still pending in each of the Canadian Patent Office, the U.S.P.T.O. and the Australian Patent Office.

Points.com is regularly granted contractual rights to use its partners' trademarks in connection with the joint branding of its Web site and provision of services to its members.

As Points.com operates in a technology-based environment, its intellectual property and its continued access to the intellectual property of its loyalty program partners are critical to the Corporation's ongoing business.

Points International Ltd.

Seasonality

Points Solutions' (comprising Points.com and Points.com Business Solutions) operations are not significantly influenced by seasonality. There is, however, one period of time during the year in which growth of certain products slows or declines and one period in which a certain product is active and generates revenue:

  One of the two partner's Elite product is only available to their loyalty programs' consumers from late January to mid April with most of the activity occurring during February and March.

  In addition, during July and August, Points Solutions experiences a slight decline in activity as fewer consumers are online purchasing, transferring, Swapping or Redeeming miles. This modest decline (per product) has occurred in each of the past two years. However, on a year-over-year basis the business grew even during these months of 2006.

Dependence on Major Customers

There are two customers that individually represent greater than ten percent of the Corporation's 2006 consolidated revenues. In aggregate, the two customers represent approximately 49% of the Corporation's consolidated revenues. See Note 20 of the Corporation's Audited Consolidated Financial Statements, which are incorporated by reference herein.

Changes to Contracts

The Corporation anticipates the renegotiation of contracts with its partners to occur in the normal course of business. In the event that contracts are not renegotiated on terms reasonably satisfactory to the Corporation, the Corporation's business could be materially adversely affected. However, the Corporation's management anticipates that material contracts will be successfully renegotiated. Two contract changes occurred in 2006, both as a result of events beyond the Corporation's control. The eBay loyalty program was cancelled, and US Airways merged its plan with that of America West as a consequence of their corporate merger. Both eBay and US Airways retain contractual relationships with the Corporation, the former as a Redeem partner on Points.com.

Employees

As at December 31, 2006, the Corporation had 62 full-time employees (including three contractors replacing employees on temporary leaves of absence) and six short-term contractors.

Foreign Operations

Due to the nature of Points International's business, management of the Corporation does not believe that there are any particular risks associated with the foreign operations of the Corporation that differ materially from the risks associated with the domestic operations of the Corporation, although the Corporation believes it is possible that it may face competition within foreign markets. Approximately 89% of the Corporation's revenues and 32% of its costs are generated in U.S. dollars.

Points International Ltd.

RISK FACTORS

Investing in Internet-based businesses can have a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out below, review the discussion under "Description of the Business" above and review the MD&A prior to making an investment decision with respect to the Corporation.

Lack of Profitability

The Corporation has never had a profitable quarter in its operating history and may never have a profitable quarter. Operating profit, which is revenues minus general and administrative expenses, was ($3,432,132) for fiscal year 2006 and ($4,293,561) for fiscal year 2005. The Corporation's loss per share, calculated on the basis of the weighted average number of outstanding Common Shares for the period, was $0.07 for fiscal year 2006 and $0.11 for fiscal year 2005. For further information, see the MD&A and the audited financial statements of the Corporation.

Limited Financial Resources

On April 4, 2005, Points International announced the closing of a transaction to issue 18,134,300 Common Shares to a group of accredited investors and to issue to Points Investments, Inc., an affiliate of IAC/InterActiveCorp, one Series Four Preferred Share (collectively, the "Private Placement Transaction"). Total proceeds for the Common Shares issued and the Series Four Preferred Share issued in the Private Placement Transaction were $12.4 million and $3.45 million respectively.

Notwithstanding the Private Placement Transaction, the financial resources of the Corporation continue to be limited. For 2006, Points International reported total revenues of $12,246,689 and positive cash flows used in operating activities of $3,002,906. If cash flows provided by operations does not remain positive and increase the Corporation's liquid and unencumbered cash position, it could impact the Corporation's ability to pay its liabilities and/or exploit its business opportunities and fund growth. Consequently, the Corporation could in the future be dependent upon its ability to obtain additional financing either by debt, equity or other means. The ability of the Corporation to arrange such additional financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Corporation. In addition, pursuant to the terms of the Series Two Preferred Share, IAC/InterActiveCorp has significant control over the Corporation's ability to incur debt outside the ordinary course of business. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation.

If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and the repayment of interest payments upon such debt could have a negative impact on the cash flow of the Corporation. If adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a materially adverse effect on the Corporation.

Points International Ltd.

Liabilities of the Corporation

As at December 31, 2006, Points International had outstanding consolidated current liabilities of $24,535,576 and consolidated total liabilities of $44,047,144, including the Series Two Preferred Share and the Series Four Preferred Share, both of which are discussed in greater detail in the MD&A. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Technology and Product Development Risks for the Corporation

The Corporation's proprietary technology incorporates significant technology developments. With any substantial technology development projects, there exists the possibility that some of the following risks may occur:

  risks related to purchased third-party software that include partial or incorrect software deployment and a lack of domain knowledge of the third-party software in the Corporation's information technology department;

  risks related to internally developed software include, but are not limited to, unanticipated complexity, software defects, design flaws or an incomplete design; and

  marketing risks that include poor customer experience, insufficient perceived consumer value, deficiencies in reporting, tracking, and forecasting capabilities, poor customer retention rates, low customer acquisition rates and low customer activity rates.

Sensitivity to Foreign Exchange Rate Changes

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S./Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 89% of the Corporation's revenues are in U.S. dollars, 4% in Canadian dollars and the remaining 7% are split between Euros, Great Britain Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar revenue will not decrease significantly in 2007. Therefore, if the U.S. dollar depreciates against the Canadian dollar, it will affect the ability and/or timing of the Corporation to become profitable.

In 2006, approximately 68% of the Corporation's general and administrative expenses were in Canadian dollars and 32% were U.S.-dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign currency obligations.

Points International Ltd.

In 2006, the decline in the U.S.-dollar and other foreign currencies relative to the Canadian dollar (e.g., U.S. dollar, Euro and Swiss Franc) resulted in a 7.1% lower revenue growth, or approximately $716,048, offset by a 2.3% decrease in expense growth, or approximately $323,170.

For additional information see page 21, "Foreign Exchange Rates" of the Corporation's MD&A.

Dependence on Major Customers

For additional information see " Description of the Business – Core Business – Points Solutions – Dependence on Major Customers" herein and page 15, "Results of Operations – Revenues – Overview" of the Corporation's MD&A and Note 20 of the Corporation's consolidated audited financial statements.

Dependence upon Key Personnel

See "Description of the Business – Core Business - Points Solutions – Specialized Skill and Knowledge" herein.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

U.S. Securities Laws Compliance Risks

In 2005, the Corporation registered its Common Shares under the U.S. Securities Exchange Act of 1934, as amended, and therefore became subject to a number of U.S. securities laws. For example, under the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), the Corporation is required to undergo an audit of internal control over financial reporting. The Corporation allocated significant internal and external resources to its SOX compliance process in fiscal year 2006 and will continue to allocate significant resources in 2007. The process of complying with SOX may be more consuming of internal resources or more costly with external resources than anticipated. The Corporation may not be able to participate in additional business opportunities if the time or capital required to comply with U.S. securities laws greatly exceeds allocated resources. In addition, if the Corporation is ultimately unable to comply with U.S. securities laws, its business operations and prospects could be adversely affected.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers will be subject with respect to the operations of the Corporation. As a result of the Corporation's efforts to engage people who have experience in the Corporation's area of business, some of the directors and officers have been and will continue to be engaged in other businesses. Situations may arise where the directors and officers will be in direct competition or have an interest in parties that conflict with the Corporation. Any such conflicts will be subject to the governance practices of the board of directors of the Corporation and governed by the law applicable to directors' and officers' conflict of interest.

Points International Ltd.

Limited Customers

There can be no assurance that Points will be successful in marketing its products to potential retail customers and loyalty program operating partners. Competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners.

Revenues

Operating revenues are derived from contracts for Points Solutions. This includes revenue from Points.com Business Solutions in the form of development fees, maintenance fees and commissions, membership fees and revenue from Points.com in the form of fees and commissions. Revenue growth is dependent on attracting new partners and customers for the Corporation's business, increasing the number of transactions engaged in by current consumers, and in securing continued contracts for its Points.com Business Solutions. Competition or other business factors may have a materially adverse effect on the Corporation's ability to grow its revenue and become profitable.

DIVIDENDS

The Corporation has not declared or paid any dividends to its shareholders and may not do so without the prior approval of the holder of the Series Two Preferred Share and the Series Four Preferred Share. The Corporation will retain earnings for general corporate purposes to promote future growth. As such, the board of directors of the Corporation does not anticipate paying any dividends for the foreseeable future. The board of directors will review this policy from time to time, having regard to the Corporation's financial condition, financing requirements and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Corporation's share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which five series consisting of one share each have been authorized. As at the date hereof, 115,742,486 Common Shares, one Series Two Preferred Share, and one Series Four Preferred Share are outstanding while a Series Three Preferred Share and a Series Five Preferred Share have been authorized but are not outstanding. The previously outstanding Series One Preferred Share was converted into one Common Share in April 2006.

Points International Ltd.

Common Shares

The Common Shares carry one vote per share, are entitled to dividends if, as and when declared by the board of directors of the Corporation and participate rateably on any liquidation, dissolution or winding up of the Corporation. Except as described below, the Common Shares rank subsequent on any liquidation, dissolution or winding up of the Corporation to the Preferred Shares.

Series Two Preferred Share

The Series Two Preferred Share was created by Articles of Amendment dated April 10, 2003 and was issued on April 11, 2003. It is a voting, convertible share and ranks equally with the Series Three Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, in priority to the Common Shares. The Series Two Preferred Share is convertible until 5:00 p.m. on March 31, 2013 (Eastern Standard Time), for no additional consideration, into 24,028,016 Common Shares (as at March 26, 2007), subject to adjustment in accordance with its anti-dilution protection provisions (the "Underlying Shares"). In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of Common Shares issuable on the conversion of the Series Two Preferred Shares is subject to adjustment in connection with any issuance of Common Shares to extinguish rights to acquire securities in Points'.

The Corporation is not entitled to declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of IAC/InterActiveCorp, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of IAC/InterActiveCorp.

If not converted, the Series Two Preferred Share will be redeemed on March 31, 2013. The Series Two Preferred Share will be redeemed by the Corporation for the greater of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and the market value of the Common Shares into which the Series Two Preferred Share then could be converted.

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

Points International Ltd.

The Series Two Preferred Share entitles the holder to the right to vote with the holders of Common Shares on an "as converted" basis (to a maximum of 19.9% of the votes that may be cast), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect two members to the board of directors of the Corporation and have one member sit on each committee of the board of directors.

So long as the Series Two Preferred Share is outstanding, unless otherwise approved by the holder of the Series Two Preferred Share, voting separately and as a series, the Corporation shall not permit any of its subsidiaries, to:

(a)	create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities);
(b)	create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any indebtedness for borrowed money, other than in the ordinary course of business;
(c)	redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities;
(d)	declare or pay dividends or declare or make other distributions on its outstanding securities; or
(e)	amend the Articles of the Corporation.

Series Three Preferred Share

The Series Three Preferred Share was created by Articles of Amendment dated April 10, 2003 and has not been issued. The Series Three Preferred Share is a non-voting, non-convertible share ranking equally with the Series Two Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Three Preferred Share is not entitled to receive dividends.

The Corporation will redeem the Series Three Preferred Share on March 31, 2013.

In the event of redemption on March 31, 2013, the amount payable will be equal to $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share (April 11, 2003) to the date on which the Series Three Preferred Share is redeemed. In the event of redemption following a Change of Control, the amount payable will be equal to 125% of the amount specified in the preceding sentence.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holder of the Series Three Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to $12,400,000 plus 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred.

Points International Ltd.

Series Four Preferred Share

In 2005, under the IAC/InterActiveCorp Additional Investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611.

The Series Four Preferred Share is a voting, convertible share and ranks equally with the Series Two Preferred Share, the Series Three Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Four Preferred Share is convertible until March 31, 2013, for no additional consideration, into 5,411,434 Common Shares (as at the date hereof), subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four Preferred Share are identical to the Series Two Preferred Share.

If not converted, the Series Four Preferred Share will be redeemed by the Corporation on March 31, 2013 for the greater of $3,454,611 plus 7% per annum calculated on a daily basis from the date of issuance of the Series Four Preferred Share and the market value of the Common Shares into which the Series Four Preferred Share then could be converted.

In the event of the liquidation, dissolution or winding up of the Corporation, the holder of the Series Four Preferred Share will be entitled to receive an amount equal to the greater of $3,454,611 plus 7% per annum from the date of issuance and the product of the number of Common Shares into which it could then be converted and the per share amount to be distributed to the holders of the Common Shares after giving effect to any payments to be paid on shares ranking prior to the Common Shares.

The Series Four Preferred Share entitles the holder to various rights, including to receive dividends with the holders of Common Shares on an "as converted" basis, vote with the holders of Common Shares on an "as converted" basis (to a maximum of 19.9% of the votes that may be cast including the votes cast by the holder of the Series Two Preferred Share), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect one member to the board of directors of the Corporation. If the Series Four Preferred Share ceases to be held by an IAC/InterActiveCorp or an affiliate of IAC/InterActiveCorp, it will automatically convert into a Series Five Preferred Share.

Series Five Preferred Share

The Series Five Preferred Share is a non-voting, non-convertible share ranking equally with the Series Two Preferred Share, Series Three Preferred Share and Series Four Preferred Share, and in priority to the Common Shares. The Corporation will redeem the Series Five Preferred Share up March 31, 2013. In the event of redemption on March 31, 2013, the amount payable will equal $3,454,611 plus 7% per annum from the date of issuance of the Series Four Preferred Share.

Points International Ltd.

MARKET FOR SECURITIES

The Corporation's Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "PTS." The Corporation's common shares are also quoted on the U.S. Over-The-Counter (OTC) Bulletin Board under the symbol "PTSEF." The following table represents the shares that are traded through the TSX.

FY 2006	High	Low	Close	Volume
December	$0.75	$0.64	$0.74	1,231,633
November	$0.85	$0.65	$0.74	1,515,735
October	$0.72	$0.58	$0.66	1,591,700
September	$0.75	$0.63	$0.67	806,842
August	$0.85	$0.72	$0.72	1,001,590
July	$0.83	$0.68	$0.78	832,438
June	$0.77	$0.64	$0.75	2,574,733
May	$0.77	$0.67	$0.77	1,430,028
April	$1.07	$0.67	$0.78	3,469,077
March	$1.15	$0.95	$1.07	3,284,013
February	$1.07	$0.85	$1.07	2,630,933
January	$1.08	$0.90	$1.00	1,933,624

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation of Directors

The following table sets forth the name, municipalities of residence, term as director and current and five-year historic occupation of the directors of the Corporation. Each director is elected to hold office until the Corporation's next annual shareholders' meeting or until his or her successor is elected or appointed. Points' next annual meeting will be held on May 9, 2007.

Points International Ltd.

Name Director Classification	Office	Term as Director	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Stephen K. Bannon Laguna Beach, CA Independent	Chairman of the Board	Feb. 2007 – present

Chairman of the Board of Directors, Genius Products, Inc, an entertainment industry company that acquired AVCM (May 2005 – Present);

Chief Executive Officer, AVMC, an entertainment industry company (May 2004 – May 2005);

Vice-Chairman of the Board of Directors, IGE, a service provider of the massively multiplayer game industry (Feb. 2006 – Present);

Head, Strategic Advisory Services, The Firm, a leading talent management company in the entertainment and media industries (Apr. 2002 to Dec. 2003); and

Managing Director and Head of Media and Entertainment Investment Banking, Jefferies & Company, Inc., an institutional brokerage and investment bank for middle market growth companies (July 2000 to Apr. 2002).

Douglas A. Carty(1) Glen Ellyn, Illinois Independent	Director	Feb. 2002 – present

President & Chief Executive Officer, Laidlaw Education Services, a transportation company (July 2006 – Present);

Executive Vice President and Chief Financial Officer, Laidlaw International Inc., a transportation company (July 2005 – July 2006);

Senior Vice President and Chief Financial Officer, Laidlaw International Inc., a transportation company (Jan. 2003 – July 2005);

Chief Financial Officer, Atlas Air Worldwide Holdings Inc., an air cargo company (July 2001 – Dec. 2002); and Chief Financial Officer, Canadian Airlines Corporation, an airline (July 1996 – July 2000).

T. Robert MacLean(3) Toronto, Ontario Insider	Chief Executive Officer and Director	Feb. 2002 – present

Chief Executive Officer, Points International Ltd. (Feb. 2002 – present); Chief Executive Officer, Points.com Inc. (Feb. 2000 – present); President, Points.com Inc. (Feb. 2000 – Feb. 2002); and Vice-President, other positions, Canadian Airlines, an airline (1988 – 2000).

Michael Kestenbaum(1),(4) New York, New York Nominee of the Series Two Preferred Share holder	Director	Aug. 2006 – present

Senior Director and other positions, Mergers & Acquisitions, IAC/InterActiveCorp, an interactive commerce company (Jan. 2004 – present);

Director, Business Development, WhenU, an internet advertising company (Oct. 2002 – Dec. 2003);

Analyst, Investment Banking – Media Group, Merrill Lynch, a financial services company (Feb.

2001 – July 2002); and

Analyst, Investment Banking – Media & Telecommunications Group, Credit Suisse First Boston, a financial services company (July 2000 – Feb. 2001).

Brian Ladin Dallas, Texas Independent	Director	Dec. 2006 – present	Partner and Portfolio Manager, Bonanza Capital Ltd. (Feb. 2001 - present); Partner, Talisman Capital (Dec. 1996 - 2000); and Assistant Vice President, ABN AMRO Bank NV (1995 - 1997).

Points International Ltd.

Marc B. Lavine(1),(2) Paris, France Independent	Director	Feb. 2000 – present

Chief Executive Officer, and Director and member of the audit committee of Chrysalis Capital IV Corporation, a capital pool company (Oct. 2006 – present);

Director and member of the audit committee or Cyberplex Inc. (May 2006 - present);

Chief Executive Officer, President, and Director and member of the audit committee of Chrysalis Capital III Corporation, a capital pool company (May 2005 – Dec. 2006);

Director Tangarine Payment Solution Corp (Aug 2006 - present) Tangarine was formerly Chrysalis Capital II Corporation, a capital pool company, where Mr Lavine served as Chief Executive Officer, President, CFO and Director (June 2004 – Aug. 2006);

Director and member of the audit committee, PharmEng International Inc (Apr. 2005 – present). PharmEng was formerly Chrysalis Capital II Corporation, a capital pool company, where Mr Lavine served as Chief Executive Officer, President, CFO and Director (Oct. 2003 - Apr. 2005); and

Chief Executive Officer, Exclamation International  Incorporated (June 1999 – Feb. 2002).

Jason Rapp(4) New York, New York Nominee of the Series Two Preferred Share holder	Director	Jan. 2007 – present

Senior Vice President, Mergers and Acquisitions, IAC/InterActiveCorp, an interactive commerce company (Aug. 2006 – present); and

Vice President for Online Development and Associate General Manager of NYTimes.com, The New York Times Company, a media company (Aug. 1999 – Aug. 2006).

John W. Thompson(2) Toronto, Ontario Independent	Director	Feb. 2002 – present	Public company director (Aug. 2000 – present); and Managing Director, Kensington Capital Partners Limited, an investment and advisory firm (Sept. 1999 – Oct. 2003).

Notes:

(1)	Audit Committee
(2)	Human Resources and Corporate Governance Committee
(3)	Mr. MacLean serves as an observer for both the Audit and Human Resources and Corporate Governance Committees.
(4)	Nominee of Points Investments, Inc., a corporation controlled by IAC/InterActiveCorp, holder of the Series Two Preferred Share and the Series Four Preferred Share.

Current Executive Officers of the Corporation

The following table sets forth the name, municipalities of residence, office, term as officer and current and five-year historic occupation of the officers of the Corporation.

Name	Office	Term as Officer	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
T. Robert MacLean Toronto, Ontario Canada	Chief Executive Officer and Director	Feb. 2002 - present	Chief Executive Officer, Points International (Feb. 2002 – present); Chief Executive Officer, Points.com Inc. (Feb. 2000 – present); and President, Points.com Inc. (Feb. 2000 – Feb. 2002).

Points International Ltd.

Name	Office	Term as Officer	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Christopher J.D. Barnard Toronto, Ontario Canada	President	Feb. 2000 - present	President, Points International (Feb. 2000 – present); and President, Points.com Inc. (Feb. 2002 – present).
Marianne Borenstein Toronto, ON Canada	Vice President, Product and Marketing	Jan. 2007 – present

Vice President, Points International and Points.com Inc. (Jan. 2007 – present);

Sr. Director Business Consulting Services, LivePerson Inc. (July 2002, December 2006); and

Senior Account Manager, NewChannel Inc. (acquired by LivePerson Inc.) (Oct.2000 – June 2002).

Erika Boyd Oakville, ON Canada	Vice President, Human Resources	Jan. 2007 – present

Vice President, Points International and Points.com Inc. (Jan. 2007 – present);

Director, Human Resources, Points International and Points.com Inc. (Feb. 2004 – Jan. 2007); and

Director, Human Resources, OnX Enterprise Solutions. (Feb. 2000 – Oct. 2003).

Peter Lockhard Toronto, Ontario Canada	Vice President, Points.com Business Solutions	Jan. 2005 - present

Vice President, Points International and Points.com Inc. (Jan. 2005 – present);

Managing Director, Aquiam Partners Ltd. (May 2001 – Dec. 2004); and

Vice President, Professional Services, FloNetwork Inc. (Sep. 2000 – Apr. 2001).

Brian Miller Toronto, Ontario Canada	Chief Information Officer	Apr. 2006 - present

Chief Information Officer, Points.com Inc. and Points International (Apr. 2006 – present);

Vice President Online Systems , Indigo Books & Music Inc. (Feb. 2005 – Mar. 2006);

Vice President IT Solutions, Atlas Cold Storage Inc. (Feb 2003 – June 2004); and

Chief Technology Officer, Grocery Gateway Ltd. (Aug. 2000 – Feb 2003).

Security Holdings

As of the date of this AIF, as a group, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 20,189,193 Common Shares representing approximately 17.4% of the issued and outstanding Common Shares.

BOARD COMMITTEES

Audit Committee

Pursuant to the CBCA, the Corporation is required to have an audit committee ("Audit Committee" or "Committee") comprised of not fewer than three directors, the majority of whom are not officers or employees of the Corporation or any of its affiliates.

Points International Ltd.

The Audit Committee of the Corporation is currently comprised of the following three directors: Douglas Carty (Chair), Michael Kestenbaum (Series Two Preferred Share holder nominee) and Marc Lavine. None of the members of the Audit Committee is an officer or employee of the Corporation. The Audit Committee size is currently set to three directors and, in accordance with the articles of the Corporation, will not be comprised of more than four directors. The holder of the Series Two Preferred Share has the right to elect one member to the Audit Committee. The Audit Committee's mandate can be found in the investor relations section of the Corporation's Web site, http://www.points.com/static/corporate/AC_Committee_Charter.pdf, and this mandate is incorporated by reference herein.

The board of directors of the Corporation believes that each of the members of the Audit Committee possesses a high level of financial literacy and expertise. Each member of the Committee has been determined by the board of directors to be an independent director. In addition, each member of the Audit Committee has personally acknowledged to the Corporation that his education and experience would qualify him as "financially literate," as defined under Canadian securities laws.

Mr. Carty (Chair of the Committee) holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Ivey School of Business) and a Bachelor of Arts (Honours) from Queen's University. Mr. Carty is the President and Chief Executive Officer of Laidlaw Education Services, a NYSE listed issuer.

Mr. Kestenbaum received his Bachelor of Arts degree with distinction from Yale University in both Molecular Biophysics & Biochemistry and Psychology. Mr. Kestenbaum is the Senior Director, Mergers and Acquisitions at IAC/InterActiveCorp, requiring him to be able to understand and value very complex businesses through financial analysis.

Mr. Lavine holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Lavine is the Chief Executive Officer, and member of the audit committee of Chrysalis Capital IV Corporation, and currently holds the position of director and/ or audit committee member of four additional TSX or TSX Venture Exchange listed issuer (including the corporation). Mr. Lavine has also held the positions of director, audit committee member, Chief Executive Officer, President and Chief Financial Officer at two additional TSX or TSX Venture Exchange listed issuers.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditor in the last two fiscal years are as follows:

	2006	2005
Audit Fees	$93,500	$95,175
Audit-Related Fees(1)	$17,000	$28,500
Tax Fees(2)	$21,744	$1,710
All Other Fees(3)	$5,000	$21,500
Total Fees	$137,244	$146,885

Points International Ltd.

Notes:

(1)	Audit-related fees primarily relate to the review of interim financial periods and accounting advice.
(2)

Tax fees primarily relate to advice and filing of the Corporation's tax returns, the tax treatment of non-resident directors' compensation, the tax treatment of employee stock options and other tax matters.

(3)	In 2005, "all Other Fees" relate to the filing of the Corporation's registration statement on Form 40-F with the U.S. Securities and Exchange Commission.

Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is currently comprised of two members of the board of directors of the Corporation: Messrs. Thompson (Chairman of the Committee) and Lavine. The Human Resources and Corporate Governance Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and establishes the compensation package for executive officers.

The Human Resources and Corporate Governance Committee size is currently set to three directors and, in accordance with the articles of the Corporation, will not be comprised of more than four directors. The holder of the Series Two Preferred Share has the right to elect one member to the Human Resources and Corporate Governance Committee.

Corporate Cease Trade Orders or Bankruptcies

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("Canadian"). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. ("Atlas") and he held this position until January 2003. Approximately six months after Mr. Carty's resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged.

Conflicts of Interest

See "Risk Factors – Conflicts of Interest" above.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose. In fiscal years 2004, 2005 and 2006, certain officers, directors and former directors exercised stock options in Points.com and exercised their put rights.

Points International Ltd.

Fiscal Year	Points.com common shares acquired upon exercise of options(1)	Points International Ltd. Common Shares issued on exercise of put rights on Points.com common shares
2004	524,554	1,313,433
2005	784,641	1,964,664
2006	272,508	687,570

Note:

(1)

All Points.com common shares acquired upon exercise of options were put to the Corporation.
Subsequent to year end, 413,473 Points.com common shares acquired upon exercise of options were put to the Corporation.

As described under "General Development of the Business – Three Year History" (page 3), IAC/InterActiveCorp, through a wholly-owned subsidiary, has made significant equity investments in the Corporation.

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Ave., 8th Floor
Toronto, ON M5J 2Y1
Canada

ADDITIONAL INFORMATION

Additional information about the Corporation can be found at www.sedar.com or www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Points International's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's Management Information Circular for its most recent annual meeting of shareholders.

Additional information can also be found in the Corporation's most recent annual report, dated March 7, 2007, financial statements, dated March 7, 2007 and MD&A, dated March 7, 2007.

Points International Ltd.